FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 3, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	1,209	1,455	577	632	743
UK Corporate	1,361	1,416	693	668	692
Wealth	131	138	76	55	63
International Banking	326	473	194	132	253
Ulster Bank	162	187	78	84	91
US Retail & Commercial	378	413	257	121	208

Retail & Commercial	3,567	4,082	1,875	1,692	2,050
Markets	1,096	1,342	270	826	313
Direct Line Group	219	206	135	84	139
Central items	(144)	22	(34)	(110)	54

Core	4,738	5,652	2,246	2,492	2,556
Non-Core	(255)	525	(261)	6	541

Group operating profit before impairment losses	4,483	6,177	1,985	2,498	3,097

Impairment losses/(recoveries) by division
UK Retail	295	402	140	155	208
UK Corporate	357	327	181	176	220
Wealth	22	8	12	10	3
International Banking	62	98	27	35	104
Ulster Bank	717	730	323	394	269
US Retail & Commercial	47	176	28	19	65

Retail & Commercial	1,500	1,741	711	789	869
Markets	21	(14)	19	2	(14)
Central items	32	(2)	(2)	34	(2)

Core	1,553	1,725	728	825	853
Non-Core	1,096	2,486	607	489	1,411

Group impairment losses	2,649	4,211	1,335	1,314	2,264

Note:

(1)
Operating profit/(loss) before own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, interest rate hedge adjustments on impaired available-for-sale sovereign debt and RFS Holdings minority interest.

Divisional performance (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	914	1,053	437	477	535
UK Corporate	1,004	1,089	512	492	472
Wealth	109	130	64	45	60
International Banking	264	375	167	97	149
Ulster Bank	(555)	(543)	(245)	(310)	(178)
US Retail & Commercial	331	237	229	102	143

Retail & Commercial	2,067	2,341	1,164	903	1,181
Markets	1,075	1,356	251	824	327
Direct Line Group	219	206	135	84	139
Central items	(176)	24	(32)	(144)	56

Core	3,185	3,927	1,518	1,667	1,703
Non-Core	(1,351)	(1,961)	(868)	(483)	(870)

Group operating profit	1,834	1,966	650	1,184	833

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	%	%	%	%	%

Net interest margin by division
UK Retail	3.59	4.06	3.57	3.61	4.04
UK Corporate	3.13	3.11	3.17	3.09	3.03
Wealth	3.68	3.29	3.69	3.67	3.33
International Banking	1.62	1.78	1.65	1.60	1.73
Ulster Bank	1.85	1.82	1.82	1.87	1.80
US Retail & Commercial	3.04	3.06	3.02	3.06	3.12

Retail & Commercial	2.93	3.02	2.94	2.91	2.99
Non-Core	0.28	0.77	0.24	0.31	0.83

Group net interest margin	1.92	2.00	1.95	1.89	1.97

	30 June 2012	31 March 2012	31 December 2011
	£bn	£bn	£bn

Total funded assets by division
UK Retail	116.9	116.3	114.5
UK Corporate	113.7	113.1	114.1
Wealth	21.2	21.3	21.6
International Banking	61.4	63.7	69.9
Ulster Bank	33.1	33.4	34.6
US Retail & Commercial	74.3	72.9	74.9
Markets	302.4	300.6	313.9
Other	132.9	144.2	139.2

Core	855.9	865.5	882.7
Non-Core	72.1	83.3	93.7

	928.0	948.8	976.4
RFS Holdings minority interest	0.8	0.9	0.8

Total	928.8	949.7	977.2

Divisional performance (continued)

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	47.4	48.2	(2%)	48.4	(2%)
UK Corporate	79.4	76.9	3%	79.3	-
Wealth	12.3	12.9	(5%)	12.9	(5%)
International Banking	46.0	41.8	10%	43.2	6%
Ulster Bank	37.4	38.4	(3%)	36.3	3%
US Retail & Commercial	58.5	58.6	-	59.3	(1%)

Retail & Commercial	281.0	276.8	2%	279.4	1%
Markets	107.9	115.6	(7%)	120.3	(10%)
Other	12.7	11.0	15%	12.0	6%

Core	401.6	403.4	-	411.7	(2%)
Non-Core	82.7	89.9	(8%)	93.3	(11%)

Group before benefit of Asset Protection Scheme	484.3	493.3	(2%)	505.0	(4%)
Benefit of Asset Protection Scheme	(52.9)	(62.2)	(15%)	(69.1)	(23%)

Group before RFS Holdings minority interest	431.4	431.1	-	435.9	(1%)
RFS Holdings minority interest	3.3	3.2	3%	3.1	6%

Group	434.7	434.3	-	439.0	(1%)

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	30 June 2012	31 March 2012	31 December 2011

UK Retail	27,500	27,600	27,700
UK Corporate	13,100	13,400	13,600
Wealth	5,600	5,700	5,700
International Banking	4,800	5,400	5,400
Ulster Bank	4,500	4,500	4,200
US Retail & Commercial	14,500	14,700	15,400

Retail & Commercial	70,000	71,300	72,000
Markets	12,500	13,200	13,900
Direct Line Group	15,100	15,100	14,900
Group Centre	6,900	6,600	6,200

Core	104,500	106,200	107,000
Non-Core	3,800	4,300	4,700

	108,300	110,500	111,700
Business Services	33,500	33,600	34,000
Integration and restructuring	1,000	1,000	1,100

Group	142,800	145,100	146,800

UK Retail

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,989	2,184	988	1,001	1,098

Net fees and commissions	451	565	214	237	295
Other non-interest income	57	72	28	29	38

Non-interest income	508	637	242	266	333

Total income	2,497	2,821	1,230	1,267	1,431

Direct expenses
- staff	(417)	(433)	(210)	(207)	(218)
- other	(189)	(219)	(110)	(79)	(106)
Indirect expenses	(682)	(714)	(333)	(349)	(364)

	(1,288)	(1,366)	(653)	(635)	(688)

Operating profit before impairment losses	1,209	1,455	577	632	743
Impairment losses	(295)	(402)	(140)	(155)	(208)

Operating profit	914	1,053	437	477	535

Analysis of income by product
Personal advances	458	553	222	236	278
Personal deposits	353	511	168	185	257
Mortgages	1,159	1,124	596	563	581
Cards	431	481	212	219	243
Other	96	152	32	64	72

Total income	2,497	2,821	1,230	1,267	1,431

Analysis of impairments by sector
Mortgages	58	116	24	34	55
Personal	166	201	84	82	106
Cards	71	85	32	39	47

Total impairment losses	295	402	140	155	208

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.2%	0.1%	0.1%	0.2%
Personal	3.6%	3.7%	3.7%	3.5%	3.9%
Cards	2.5%	3.0%	2.3%	2.8%	3.4%
Total	0.5%	0.7%	0.5%	0.6%	0.8%

UK Retail (continued)

Key metrics

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	23.3%	25.1%	22.5%	24.0%	25.8%
Net interest margin	3.59%	4.06%	3.57%	3.61%	4.04%
Cost:income ratio	52%	48%	53%	50%	48%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- mortgages	98.1	97.5	1%	95.0	3%
- personal	9.2	9.4	(2%)	10.1	(9%)
- cards	5.7	5.6	2%	5.7	-

	113.0	112.5	-	110.8	2%
Customer deposits (2)	106.5	104.2	2%	101.9	5%
Assets under management (excluding deposits)	5.8	5.8	-	5.5	5%
Risk elements in lending (2)	4.6	4.6	-	4.6	-
Loan:deposit ratio (excluding repos)	104%	105%	(100bp)	106%	(200bp)
Risk-weighted assets	47.4	48.2	(2%)	48.4	(2%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: loans and advances to customers £7.5 billion (31 March 2012 and 31 December 2011 - £7.3 billion), risk elements in lending £0.5 billion (31 March 2012 and 31 December 2011 - £0.5 billion) and customer deposits £8.6 billion (31 March 2012 - £8.7 billion; 31 December 2011 - £8.8 billion).

Key points
UK Retail had a subdued H1 2012, with operating profit falling 13%, although the division continued to lend more despite the tough economic conditions reducing demand for unsecured lending. The division had a successful ISA season and has achieved balance growth well in excess of the market, although deposit margins remained under pressure.

UK Retail's aspiration to become the UK's most helpful bank suffered a setback in June, following the technology problems that affected a number of the Group's payment systems. The division's priority has been to take all steps possible to help customers experiencing difficulty by opening branches for longer, doubling staff numbers in UK-based call centres and giving greater authority to local staff to provide on-the-spot help.

In early July, the Bank of England announced the Funding for Lending Scheme (FLS) designed to boost lending to the real economy. UK Retail will use this scheme to cut costs for first time buyers, introducing a new set of mortgages with lower rates.

UK Retail (continued)

Key points (continued)

H1 2012 compared with H1 2011

•
Net interest income was 9% lower with net interest margin falling 47 basis points to 3.59%. This was driven by the decline in liability margins due to the continued impact of low rates on long term interest rate hedges and the competitive savings market.

•
Total customer lending grew by £3 billion, or 2%, with mortgage balances increasing 4% while unsecured balances fell 9%. Deposit balances grew 11%, with both savings and current account deposits up 11%.

•	Costs decreased by 6% from H1 2011 with the majority of savings coming from direct cost initiatives.

•	Impairment losses fell 27% in H1 2012, as overall asset quality improved reflecting risk appetite tightening and lower unsecured balances.

Q2 2012 compared with Q1 2012

•	Operating profit decreased by 8%, with increased costs and falling income, partially offset by a 10% reduction in impairments.

•	The division further reduced the loan to deposit ratio to 104%.
○ Customer deposits grew 2%, driven by increases of 2% in both savings and current account balances following successful savings campaigns in the quarter.
○
Mortgage balances increased by 1% in the quarter. Unsecured lending continued to be managed carefully, contracting by 1% as a result of the strategic decision to improve the Group's risk profile combined with customer deleveraging.

•	Income growth has been challenging in the current economic environment, as total income fell by 3%.
○
Net interest margin declined 4 basis points largely due to the impact of lower rates on long term interest rate hedges. In addition, competition in the deposit market continued to drive down overall liability margins.

○ Changes in consumer behaviour has reduced fee income and driven down unsecured interest-bearing balances, putting pressure on net interest income.

•	Costs increased, primarily due to the timing of regulatory expenses.

•
Impairment losses decreased 10%, reflecting the continued impact of tightening risk appetite. Impairments are expected to remain broadly stable subject to normal seasonal fluctuations and the economic environment.

○ Mortgage impairment losses decreased in the quarter due to further improvement in default volumes and a stable collection outlook.
○
The unsecured portfolio charge fell 4%, with slightly lower default volumes and continued good collections performance. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•
Risk-weighted assets decreased 2%, with volume growth in lower risk secured mortgages offset by a decrease in the unsecured portfolio, and a small improvement in credit quality across both the secured and unsecured portfolios.

UK Retail (continued)

Key points (continued)

Q2 2012 compared with Q2 2011

•	Operating profit fell by £98 million with income down 14%, costs down 5% and impairments down 33%.

•	Net interest income was £110 million lower than Q2 2011, with the unsecured book being managed down and continued pressure on liability margins, partly offset by strong mortgage growth.

•	Costs were 5% lower than in Q2 2011 due to continued implementation of process efficiencies and headcount reductions.

•	The continued effect of risk appetite tightening and muted demand for unsecured lending contributed to lower default volumes, with impairment losses decreasing by 33%.

UK Corporate

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,528	1,581	772	756	770

Net fees and commissions	682	681	346	336	336
Other non-interest income	202	218	93	109	112

Non-interest income	884	899	439	445	448

Total income	2,412	2,480	1,211	1,201	1,218

Direct expenses
- staff	(477)	(470)	(232)	(245)	(235)
- other	(174)	(189)	(89)	(85)	(85)
Indirect expenses	(400)	(405)	(197)	(203)	(206)

	(1,051)	(1,064)	(518)	(533)	(526)

Operating profit before impairment losses	1,361	1,416	693	668	692
Impairment losses	(357)	(327)	(181)	(176)	(220)

Operating profit	1,004	1,089	512	492	472

Analysis of income by business
Corporate and commercial lending	1,351	1,379	664	687	657
Asset and invoice finance	333	315	171	162	164
Corporate deposits	340	348	174	166	174
Other	388	438	202	186	223

Total income	2,412	2,480	1,211	1,201	1,218

Analysis of impairments by sector
Financial institutions	4	16	2	2	13
Hotels and restaurants	23	21	8	15	13
Housebuilding and construction	104	47	79	25	15
Manufacturing	19	12	19	-	6
Other	31	94	(9)	40	91
Private sector education, health, social work, recreational and community services	43	12	21	22	1
Property	64	69	34	30	51
Wholesale and retail trade, repairs	49	32	16	33	16
Asset and invoice finance	20	24	11	9	14

Total impairment losses	357	327	181	176	220

UK Corporate (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.1%	0.5%	0.1%	0.1%	0.9%
Hotels and restaurants	0.8%	0.6%	0.5%	1.0%	0.8%
Housebuilding and construction	5.9%	2.2%	9.0%	2.7%	1.4%
Manufacturing	0.8%	0.5%	1.6%	-	0.5%
Other	0.2%	0.6%	(0.1%)	0.5%	1.1%
Private sector education, health, social work, recreational and community services	1.0%	0.3%	0.9%	1.0%	-
Property	0.5%	0.5%	0.5%	0.4%	0.7%
Wholesale and retail trade, repairs	1.1%	0.7%	0.7%	1.5%	0.7%
Asset and invoice finance	0.4%	0.5%	0.4%	0.3%	0.6%

Total	0.6%	0.6%	0.7%	0.6%	0.8%

Key metrics	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	16.5%	16.9%	16.8%	16.2%	14.6%
Net interest margin	3.13%	3.11%	3.17%	3.09%	3.03%
Cost:income ratio	44%	43%	43%	44%	43%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	113.7	113.2	-	114.2	-
Loans and advances to customers (gross) (2)
- financial institutions	6.1	6.2	(2%)	5.8	5%
- hotels and restaurants	6.1	6.0	2%	6.1	-
- housebuilding and construction	3.5	3.7	(5%)	3.9	(10%)
- manufacturing	4.9	4.7	4%	4.7	4%
- other	34.1	34.4	(1%)	34.2	-
- private sector education, health, social work, recreational and community services	8.9	8.6	3%	8.7	2%
- property	26.9	26.7	1%	28.2	(5%)
- wholesale and retail trade, repairs	8.9	9.1	(2%)	8.7	2%
- asset and invoice finance	10.7	10.3	4%	10.4	3%

	110.1	109.7	-	110.7	(1%)

Customer deposits (2)	127.5	124.3	3%	126.3	1%
Risk elements in lending (2)	4.9	4.9	-	5.0	(2%)
Loan:deposit ratio (excluding repos)	85%	87%	(200bp)	86%	(100bp)
Risk-weighted assets	79.4	76.9	3%	79.3	-

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: loans and advances to customers £11.9 billion (31 March 2012 - £12.0 billion; 31 December 2011 - £12.2 billion), risk elements in lending £0.9 billion (31 March 2012 and 31 December 2011 - £1.0 billion) and customer deposits £13.1 billion (31 March 2012 - £12.7 billion; 31 December 2011- £13.0 billion).

UK Corporate (continued)

Key points
In a challenging environment, UK Corporate delivered a resilient performance in the first half, with a stronger operating profit in Q2 than Q1. Customer confidence has weakened in the face of economic newsflow, with many companies scaling back their investment plans, given concerns about the prospects for demand. This was reflected in weak SME application volumes.

UK Corporate has, nevertheless, continued to support its customers, playing an active role in supporting government initiatives, including over 8,000 new loans and asset finance facilities under the Government's National Loan Guarantee Scheme. The Group has also welcomed the new FLS, and will use the scheme to cut interest rates on £2.5 billion of SME loans by an average of 1% and to remove arrangement fees on the same amount of new SME loans.

H1 2012 saw the launch of an enhanced telephony offering aimed at Business Banking customers: Business Connect. This service now supports 210,000 customers and has already processed over 28,000 calls with 75% of customers very satisfied with the service received. UK Corporate also rolled out an FX campaign, which uses expertise from Corporate & Institutional Banking, Transaction Services UK and Corporate Banking Risk Services to help customers trade internationally.

UK Corporate responded swiftly and decisively to minimise the impact on its customers from the recent Group technology incident. Corporate service centre hours were immediately extended, and business banking customers had access to additional support during extended branch opening hours, while relationship managers were empowered to take critical decisions to action customer payments and drawdowns.

H1 2012 compared with H1 2011

•	Operating profit decreased 8% to £1,004 million, driven by higher net funding costs and lower non-interest income, partly offset by reduced costs.

•
Net interest income decreased by 3%, predominantly driven by higher net funding costs. While lending income benefited from asset margin increases, this was offset by increased competition on deposit margins.

•	Non-interest income decreased 2%, reflecting fee accelerations from refinancing and asset disposal gains in H1 2011, partially offset by a higher revenue share of Markets income.

•	Total costs decreased 1% due to cost efficiencies achieved in discretionary spending categories.

•	Impairments were 9% higher, primarily driven by the significant release of latent provisions in H1 2011, partially offset by lower individual and collectively assessed provisions.

UK Corporate (continued)

Key points (continued)

Q2 2012 compared with Q1 2012

•	Operating profit increased by 4% to £512 million, driven by higher income and lower costs.

•
Net interest income rose by 2% and net interest margin increased 8 basis points largely driven by lower net costs of funding. Strong customer deposit growth supported an improvement in the loan to deposit ratio to 85%.

•	Non-interest income decreased 1% as a result of lower Markets revenue share income and valuation movements, partially offset by growth in operating lease activity.

•	Total costs decreased 3%, due to the phasing of staff incentive costs and lower Markets revenue related costs, partly offset by operating lease costs.

•	Impairments of £181 million were £5 million higher, exhibiting a similar profile to Q1 2012.

Q2 2012 compared with Q2 2011

•	Operating profit increased by £40 million, or 8%, predominantly driven by lower impairments.

•
Net interest income was broadly flat while net interest margin increased 14 basis points, benefiting from a revision to deferred income recognition assumptions, partially offset by deposit margin pressure and increased net funding costs.

•
Non-interest income decreased by £9 million. Higher revenue share of Markets income in Q2 2012 was offset by the non-recurrence of asset disposal gains recorded in Q2 2011 and lower operating lease activity.

•	Impairments decreased £39 million, with lower individual provisions slightly offset by reduced latent provision releases.

Wealth

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	357	325	178	179	168

Net fees and commissions	183	191	90	93	94
Other non-interest income	53	38	35	18	21

Non-interest income	236	229	125	111	115

Total income	593	554	303	290	283

Direct expenses
- staff	(233)	(211)	(116)	(117)	(111)
- other	(116)	(95)	(56)	(60)	(51)
Indirect expenses	(113)	(110)	(55)	(58)	(58)

	(462)	(416)	(227)	(235)	(220)

Operating profit before impairment losses	131	138	76	55	63
Impairment losses	(22)	(8)	(12)	(10)	(3)

Operating profit	109	130	64	45	60

Analysis of income
Private banking	489	452	252	237	231
Investments	104	102	51	53	52

Total income	593	554	303	290	283

Key metrics

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	11.6%	13.9%	13.8%	9.5%	12.8%
Net interest margin	3.68%	3.29%	3.69%	3.67%	3.33%
Cost:income ratio	78%	75%	75%	81%	78%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.6	8.4	2%	8.3	4%
- personal	5.6	6.8	(18%)	6.9	(19%)
- other	2.8	1.7	65%	1.7	65%

	17.0	16.9	1%	16.9	1%
Customer deposits	38.5	38.3	1%	38.2	1%
Assets under management (excluding deposits)	30.6	31.4	(3%)	30.9	(1%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	44%	44%	-	44%	-
Risk-weighted assets	12.3	12.9	(5%)	12.9	(5%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

Key points
H1 2012 delivered a strong income performance, driven by improved interest margins, more than offset by higher expenses and increased impairments. Continued volatile markets led to subdued client transactions, resulting in reduced brokerage and foreign exchange income.

The period saw further progress in the implementation of the refreshed Coutts divisional strategy across all jurisdictions. Coutts completed the sale of the Latin American, Caribbean and African business to RBC Wealth Management. The business, with client assets of around £1.5 billion, represented approximately 2% of Coutts' total client assets. The decision to sell the business was consistent with the new Coutts strategy of simplifying the business and sharpening the focus on key regions and countries, specifically the UK, Switzerland, the Middle East, Russia, the Commonwealth of Independent States and selected countries in Asia.

The UK rollout of the Coutts global technology platform was completed in Q1 2012. The platform, and related strategic investment, will transform the division's ability to serve clients globally, enabling the business to operate as an international organisation on a unified and common information technology platform.

The division continued to prepare for the implementation of the Retail Distribution Review (RDR) regulations in the UK. Revised Private Banker and Wealth Manager roles were announced aimed at ensuring clients continue to receive the best service and advice based on their specific needs.

H1 2012 compared with H1 2011

•	Operating profit declined 16% with a strong income performance more than offset by higher expenses and increased impairments.

•
Income increased 7% reflecting an improvement in lending and deposit margins and strong divisional treasury performance, together with the gain from the disposal of the Latin American, Caribbean and African business.

•
Expenses increased by 11% reflecting continued strategic investment in the business, a client redress expense following a past business review into the sale of the ALICO Enhanced Variable Rate Fund announced in November 2011 and the Financial Services Authority (FSA) fine incurred during Q1 2012.

•	Impairments were £22 million, up £14 million from the low level recorded in the prior period.

•
Client assets and liabilities managed by the division declined 3%. Lending volumes remained stable and deposit volumes grew 3%, predominantly through the UK. Assets under management declined 11% with adverse market movements of £2.1 billion, and client outflows of £1.9 billion, predominantly in the latter half of 2011.

•	Return on equity declined by 230 basis points to 11.6%, as operating profit declined.

Wealth (continued)

Key points (continued)

Q2 2012 compared with Q1 2012

•	Operating profit increased 42% to £64 million in the second quarter, including the gain from the sale of the Latin American, Caribbean and African business and the phasing of incentive accruals.

•
Income growth of 4% included a 13% increase in non-interest income, reflecting the disposal gain. Excluding the disposal gain, income declined 1%, with lower investment income linked to a decline in assets under management.

•
Expenses which include client redress expense following a past business review into the sale of the ALICO Enhanced Variable Rate Fund announced in November 2011 decreased by 3% as a result of lower incentive accruals and the non-recurrence of the FSA fine in Q1 2012.

•
Client assets and liabilities managed by the division declined 1%. Lending volumes were broadly stable and deposit volumes increased by 1%. Assets under management declined 3% due to adverse market movements which accounted for £0.6 billion of the movement and net new business outflows of £0.2 billion, mainly in international markets.

Q2 2012 compared with Q2 2011

•	Operating profit rose 7% with strong growth in income including the disposal gain, partially offset by client redress costs and higher impairments.

•
Income increased 7% as a result of the disposal gain and strong growth in net interest income. Net interest income grew as a result of a 14 basis points improvement in lending margins and strong growth in divisional treasury income. Deposit income also increased with sustained growth in volumes and improved margins. Excluding the impact of the business disposal, non-interest income declined 4% with continued volatile markets subduing client transactions, leading to reduced brokerage and foreign exchange income.

•	Expenses increased by 3% due to the impact of the client redress. Excluding this, expenses decreased 5%, assisted by favourable exchange rate movements and management of discretionary costs.

•	Impairments were £12 million, up £9 million from the low level recorded in the prior period.

International Banking

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	494	604	234	260	301
Non-interest income	609	708	327	282	364

Total income	1,103	1,312	561	542	665

Direct expenses
- staff	(340)	(376)	(153)	(187)	(181)
- other	(95)	(118)	(47)	(48)	(57)
Indirect expenses	(342)	(345)	(167)	(175)	(174)

	(777)	(839)	(367)	(410)	(412)

Operating profit before impairment losses	326	473	194	132	253
Impairment losses	(62)	(98)	(27)	(35)	(104)

Operating profit	264	375	167	97	149

Of which:
Ongoing businesses	281	395	168	113	160
Run-off businesses	(17)	(20)	(1)	(16)	(11)

Analysis of income by product
Cash management	514	458	246	268	242
Trade finance	145	131	73	72	69
Loan portfolio	430	693	233	197	340

Ongoing businesses	1,089	1,282	552	537	651
Run-off businesses	14	30	9	5	14

Total income	1,103	1,312	561	542	665

Analysis of impairments by sector
Manufacturing and infrastructure	19	132	2	17	100
Property and construction	7	6	7	-	-
Transport and storage	(4)	9	-	(4)	-
Telecommunications, media and technology	9	-	-	9	-
Banks and financial institutions	31	1	19	12	2
Other	-	(50)	(1)	1	2

Total impairment losses	62	98	27	35	104

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.2%	0.3%	0.2%	0.3%	0.6%

International Banking (continued)

Key metrics

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios (ongoing businesses)
Return on equity (1)	9.0%	11.5%	10.5%	7.5%	9.6%
Net interest margin	1.62%	1.78%	1.65%	1.60%	1.73%
Cost:income ratio	69%	62%	65%	72%	59%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	49.5	52.3	(5%)	56.9	(13%)
Loans and advances to banks	5.1	3.9	31%	3.4	50%
Securities	2.4	4.0	(40%)	6.0	(60%)
Cash and eligible bills	0.7	0.3	133%	0.3	133%
Other	3.7	3.2	16%	3.3	(12%)

Total third party assets (excluding derivatives mark-to-market)	61.4	63.7	(4%)	69.9	(12%)
Customer deposits (excluding repos)	42.2	45.0	(6%)	45.1	(6%)
Bank deposits	7.7	10.5	(27%)	11.4	(32%)
Risk elements in lending	0.7	0.9	(22%)	1.6	(56%)
Loan:deposit ratio (excluding repos and conduits)	102%	95%	700bp	103%	(100bp)
Risk-weighted assets	46.0	41.8	10%	43.2	6%

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	14	30	9	5	14
Direct expenses	(31)	(50)	(10)	(21)	(25)

Operating loss	(17)	(20)	(1)	(16)	(11)

Note:

(1)	Run-off businesses consist of the exited corporate finance business.

Key points
H1 results for International Banking were affected by the division's restructuring, with a substantial reduction in exposures improving capital efficiency but with a consequential impact on income. Debt capital markets were sluggish during the period affecting loan portfolio revenues, but trade finance activity has shown significant growth, particularly in Asia. In Europe, the European Central Bank (ECB) lending and deposit rate cuts in Q2 underlined growing fragility across the region. Clients remain cautious following continued economic uncertainty.

The International Banking structure and governance were fully bedded down by the end of Q2 2012. Management is focused on leveraging the International network and the Transaction Services offering to ensure relevance and intimacy with the division's client base.

International Banking (continued)

Key points (continued)

H1 2012 compared with H1 2011

•	Operating profit decreased by £111 million as reduced income was only partially mitigated by lower expenses and impairments.

•	Income was 16% lower mainly due to a reduction in third party assets coupled with higher funding costs:
○
The lending portfolio decreased by 38%, as exposures were reduced to improve capital efficiency and liquidity levels. Ancillary debt financing income also declined, as economic uncertainty in H1 2012 resulted in sluggish debt capital markets.

○ Cash management increased 12% due to a higher funding surplus and robust deposit retention activity.
○ Trade finance was up by 11% reflecting significant growth in activity, particularly in Asia.
•	Expenses were down by £62 million as planned cost initiatives in the Markets & International Banking restructuring took effect.

•	Impairments fell by £36 million due to a single name trade finance provision in H1 2011.

•	Third party assets fell by 23% mainly due to loan portfolio reductions of £14 billion, reflecting capital management discipline, and a reduced collateral requirement for Japanese business activities.

•	Customer deposits decreased 11% as market conditions and a competitive environment created headwinds in raising deposits.

Q2 2012 compared with Q1 2012

•
Operating profit was up £70 million driven primarily by planned cost reduction initiatives across the business (£43 million), higher loan portfolio-linked income, and lower impairment charges. Return on equity was 10.5%.

•	Income was up £19 million to £561 million despite continued macroeconomic uncertainty and the low interest rate environment.
○ Lending portfolio income was up 18%, benefiting from lower balance sheet funding costs, and positive valuation adjustments on credit hedging activity.
○ Cash management decreased 8% as increasingly difficult economic conditions led to suppressed deposit levels.

•
Expenses declined by £43 million, largely reflecting the planned headcount reduction following the formation of the International Banking division, and tight management of technology and support infrastructure costs.

•	Impairments in Q2 2012 included a charge of £18 million relating to a single name portfolio exposure.

•
Third party assets declined 4%, reflecting a reduction in loan portfolio and in the collateral required for Japanese business activities. This was partially offset by growth in trade finance as the business sought to increase market share and grow capital efficient lending.

•	Customer deposits fell by 6% as deposit gathering remained challenging due to continued macroeconomic uncertainty and a competitive environment.

International Banking (continued)

Key points (continued)

Q2 2012 compared with Q2 2011

•	Operating profit was up £18 million with lower expenses and impairments partially offset by lower income driven by planned balance sheet reduction across the loan portfolio.

•	Income decreased by 16%:
○
Loan portfolio income fell by £107 million, reflecting a reduction in assets in order to improve capital efficiency and liquidity levels, and lower ancillary revenues associated with debt financing following subdued market activity in Q2 2012.

○ Cash management was up £4 million, despite weak European activity and lower global payments, as a result of a higher funding surplus arising from lower liquidity buffer requirements.
○ Trade finance increased by 6% following continued business initiatives to increase penetration in chosen markets, primarily in Asia.

•	Expenses fell by £45 million, largely reflecting planned headcount reduction and increased focus on the management of discretionary costs.

•	Impairments were £77 million lower due to a single name trade finance provision in Q2 2011.

Ulster Bank

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	325	363	160	165	182

Net fees and commissions	73	73	35	38	37
Other non-interest income	22	29	11	11	14

Non-interest income	95	102	46	49	51

Total income	420	465	206	214	233

Direct expenses
- staff	(104)	(113)	(52)	(52)	(57)
- other	(23)	(35)	(11)	(12)	(17)
Indirect expenses	(131)	(130)	(65)	(66)	(68)

	(258)	(278)	(128)	(130)	(142)

Operating profit before impairment losses	162	187	78	84	91
Impairment losses	(717)	(730)	(323)	(394)	(269)

Operating loss	(555)	(543)	(245)	(310)	(178)

Analysis of income by business
Corporate	190	230	88	102	117
Retail	174	211	86	88	98
Other	56	24	32	24	18

Total income	420	465	206	214	233

Analysis of impairments by sector
Mortgages	356	311	141	215	78
Corporate
- property	115	163	61	54	66
- other corporate	217	223	103	114	103
Other lending	29	33	18	11	22

Total impairment losses	717	730	323	394	269

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	3.7%	2.9%	2.9%	4.3%	1.4%
Corporate
- property	4.8%	6.2%	5.1%	4.4%	5.0%
- other corporate	5.7%	5.1%	5.4%	5.8%	4.7%
Other lending	4.1%	4.1%	5.1%	3.4%	5.5%

Total	4.3%	3.9%	3.9%	4.6%	2.9%

Ulster Bank (continued)

Key metrics

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	(22.8%)	(26.5%)	(19.8%)	(25.8%)	(16.9%)
Net interest margin	1.85%	1.82%	1.82%	1.87%	1.80%
Cost:income ratio	61%	60%	62%	61%	61%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	19.2	19.8	(3%)	20.0	(4%)
- corporate
- property	4.8	4.9	(2%)	4.8	-
- other corporate	7.6	7.9	(4%)	7.7	(1%)
- other lending	1.4	1.3	8%	1.6	(13%)

	33.0	33.9	(3%)	34.1	(3%)
Customer deposits	20.6	21.0	(2%)	21.8	(6%)
Risk elements in lending
- mortgages	2.6	2.5	4%	2.2	18%
- corporate
- property	1.4	1.3	8%	1.3	8%
- other corporate	2.0	1.9	5%	1.8	11%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	6.2	5.9	5%	5.5	13%
Loan:deposit ratio (excluding repos)	144%	147%	(300bp)	143%	100bp
Risk-weighted assets	37.4	38.4	(3%)	36.3	3%

Spot exchange rate - €/£	1.238	1.200		1.196

Note:

(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Trading conditions remained difficult, as Irish economic indicators continue to be weak. The high cost of funding has an adverse impact on income, while impairment levels are still elevated, asset prices weakening over the period and residential mortgage arrears continue to rise, albeit with less deterioration in credit metrics in Q2 than in Q1 2012. Cost management remained a central priority.

The recent RBS Group technology incident, affecting a number of the Group's payments systems, has had an extended impact on Ulster Bank customers. During the period of disruption Ulster Bank's main priority was to help customers experiencing difficulty. Branches remained open for longer and the number of staff in call centres was trebled. Provision for costs arising from this incident are included in central items (see page 59).

Ulster Bank (continued)

Key points (continued)

H1 2012 compared with H1 2011

•	The operating loss of £555 million was marginally higher than H1 2011, with lower income only partly offset by lower expenses and impairment losses.

•
Income decreased by 6% in constant currency terms due to a combination of reducing assets and higher funding costs. Net interest margin increased by 3 basis points with the benefit of loan re-pricing initiatives largely offsetting the higher cost of funds.

•	Expenses decreased by 4% on a constant currency basis reflecting the benefits of cost saving initiatives, particularly relating to discretionary spend.

•	Impairment losses reduced marginally, however credit conditions in Ireland remain challenging with asset prices deteriorating over the period and residential mortgage arrears rising.

•	Loans and advances to customers declined by 3% in constant currency terms reflecting further amortisation and the continuing weak demand for credit.

•
Customer deposit balances declined by 9% on a constant currency basis due to outflows of wholesale balances over the period with Retail and SME balances remaining stable despite the competitive market, particularly in the Republic of Ireland.

Q2 2012 compared with Q1 2012

•	The operating loss of £245 million decreased by £65 million primarily driven by a reduction in mortgage impairment losses.

•	Net interest income reduced marginally due to the continuing high cost of deposits. Net interest margin decreased by 5 basis points, principally due to higher liquid assets during the period.

•	Non-interest income fell by £3 million in the quarter largely due to lower volumes of derivative product sales during the period following the technology incident.

•	Expenses fell by £2 million over the period as cost management initiatives continued to be implemented.

•	Impairment losses decreased by £71 million reflecting a reduction in mortgage losses due to a reduced level of deterioration in credit metrics during the quarter.

•
Customer deposit balances remained flat on a constant currency basis despite significant market volatility and the impact of a credit rating downgrade. Loans and advances to customers fell marginally during the quarter in constant currency terms.

•	Risk-weighted assets remained flat on a constant currency basis.

Q2 2012 compared with Q2 2011

•	The operating loss increased by £67 million as higher impairment losses and lower income were only partly offset by a reduction in expenses.

•	Income decreased by 6% in constant currency terms due to lower earning asset volumes and higher funding costs. Net interest margin remained broadly flat.

•	Expenses decreased by 10% due to active management of the cost base with a focus on reducing discretionary expenditure.

•	Impairment losses increased by £54 million, largely reflecting affordability issues and the continued deterioration in asset quality as property prices declined further over the period.

US Retail & Commercial (£ Sterling)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	988	922	492	496	470

Net fees and commissions	390	419	195	195	217
Other non-interest income	193	135	128	65	62

Non-interest income	583	554	323	260	279

Total income	1,571	1,476	815	756	749

Direct expenses
- staff	(440)	(412)	(217)	(223)	(211)
- other	(260)	(264)	(144)	(116)	(138)
- litigation settlement	(88)	-	-	(88)	-
Indirect expenses	(405)	(387)	(197)	(208)	(192)

	(1,193)	(1,063)	(558)	(635)	(541)

Operating profit before impairment losses	378	413	257	121	208
Impairment losses	(47)	(176)	(28)	(19)	(65)

Operating profit	331	237	229	102	143

Average exchange rate - US$/£	1.577	1.616	1.582	1.571	1.631

Analysis of income by product
Mortgages and home equity	268	216	134	134	107
Personal lending and cards	201	225	102	99	113
Retail deposits	444	452	224	220	234
Commercial lending	311	286	151	160	148
Commercial deposits	227	201	113	114	102
Other	120	96	91	29	45

Total income	1,571	1,476	815	756	749

Analysis of impairments by sector
Residential mortgages	2	18	(4)	6	12
Home equity	42	51	20	22	12
Corporate and commercial	(22)	42	(6)	(16)	23
Other consumer	20	28	17	3	8
Securities	5	37	1	4	10

Total impairment losses	47	176	28	19	65

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.1%	0.6%	(0.3%)	0.4%	0.8%
Home equity	0.6%	0.7%	0.6%	0.6%	0.3%
Corporate and commercial	(0.2%)	0.4%	(0.1%)	(0.3%)	0.4%
Other consumer	0.5%	0.9%	0.8%	0.2%	0.5%

Total	0.2%	0.6%	0.2%	0.1%	0.5%

US Retail & Commercial (£ Sterling) (continued)

Key metrics

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	7.3%	5.7%	10.0%	4.5%	6.9%
Return on equity - excluding litigation settlement and net gain on the sale of Visa B shares (1)	8.4%	5.7%	8.3%	8.4%	6.9%
Net interest margin	3.04%	3.06%	3.02%	3.06%	3.12%
Cost:income ratio	76%	72%	69%	84%	72%
Cost:income ratio - excluding litigation settlement and net gain on the sale of Visa B shares	72%	72%	72%	72%	72%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	75.1	73.7	2%	75.8	(1%)
Loans and advances to customers (gross)
- residential mortgages	6.1	6.0	2%	6.1	-
- home equity	14.2	14.2	-	14.9	(5%)
- corporate and commercial	23.6	22.6	4%	22.9	3%
- other consumer	8.3	8.1	2%	7.7	8%

	52.2	50.9	3%	51.6	1%
Customer deposits (excluding repos)	59.2	58.7	1%	60.0	(1%)
Bank deposits (excluding repos)	5.0	4.3	16%	5.2	(4%)
Risk elements in lending
- retail	0.6	0.6	-	0.6	-
- commercial	0.4	0.3	33%	0.4	-

Total risk elements in lending	1.0	0.9	11%	1.0	-
Loan:deposit ratio (excluding repos)	87%	86%	100bp	85%	200bp
Risk-weighted assets	58.5	58.6	-	59.3	(1%)

Spot exchange rate - US$/£	1.569	1.599		1.548

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points

•	Sterling strengthened relative to the US dollar during the first half of 2012, with the spot exchange rate increasing by 1.4% compared with 31 December 2011.

•	Performance is described in full in the US dollar-based financial statements set out on pages 44 and 45.

US Retail & Commercial (US Dollar)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	$m	$m	$m	$m	$m

Income statement
Net interest income	1,557	1,491	778	779	767

Net fees and commissions	616	678	309	307	354
Other non-interest income	304	216	202	102	100

Non-interest income	920	894	511	409	454

Total income	2,477	2,385	1,289	1,188	1,221

Direct expenses
- staff	(694)	(665)	(344)	(350)	(343)
- other	(410)	(427)	(228)	(182)	(224)
- litigation settlement	(138)	-	-	(138)	-
Indirect expenses	(638)	(625)	(311)	(327)	(313)

	(1,880)	(1,717)	(883)	(997)	(880)

Operating profit before impairment losses	597	668	406	191	341
Impairment losses	(74)	(285)	(43)	(31)	(108)

Operating profit	523	383	363	160	233

Analysis of income by product
Mortgages and home equity	422	350	211	211	175
Personal lending and cards	317	364	161	156	185
Retail deposits	701	730	355	346	381
Commercial lending	490	462	239	251	241
Commercial deposits	358	325	179	179	167
Other	189	154	144	45	72

Total income	2,477	2,385	1,289	1,188	1,221

Analysis of impairments by sector
Residential mortgages	3	28	(6)	9	19
Home equity	65	82	30	35	19
Corporate and commercial	(34)	67	(9)	(25)	37
Other consumer	33	49	27	6	17
Securities	7	59	1	6	16

Total impairment losses	74	285	43	31	108

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.1%	0.6%	(0.3%)	0.4%	0.8%
Home equity	0.6%	0.7%	0.5%	0.6%	0.3%
Corporate and commercial	(0.2%)	0.4%	(0.1%)	(0.3%)	0.4%
Other consumer	0.5%	0.9%	0.8%	0.2%	0.7%

Total	0.2%	0.6%	0.2%	0.1%	0.5%

US Retail & Commercial (US Dollar) (continued)

Key metrics

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	7.3%	5.7%	10.0%	4.5%	6.9%
Return on equity - excluding litigation settlement and net gain on the sale of Visa B shares (1)	8.4%	5.7%	8.3%	8.4%	6.9%
Net interest margin	3.04%	3.06%	3.02%	3.06%	3.12%
Cost:income ratio	76%	72%	69%	84%	72%
Cost:income ratio - excluding litigation settlement and net gain on the sale of Visa B shares	72%	72%	72%	72%	72%

	30 June 2012	31 March 2012		31 December 2011
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	117.8	117.9	-	117.3	-
Loans and advances to customers (gross)
- residential mortgages	9.6	9.5	1%	9.4	2%
- home equity	22.3	22.6	(1%)	23.1	(3%)
- corporate and commercial	37.0	36.2	2%	35.3	5%
- other consumer	13.1	13.2	(1%)	12.0	9%

	82.0	81.5	1%	79.8	3%
Customer deposits (excluding repos)	92.9	93.9	(1%)	92.8	-
Bank deposits (excluding repos)	7.8	6.9	13%	8.0	(3%)
Risk elements in lending
- retail	1.0	0.9	11%	1.0	-
- commercial	0.6	0.6	-	0.6	-

Total risk elements in lending	1.6	1.5	7%	1.6	-
Loan:deposit ratio (excluding repos)	87%	86%	100bp	85%	200bp
Risk-weighted assets	91.7	93.7	(2%)	91.8	-

Notes:

(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
US Retail & Commercial performed strongly in H1 2012, with a significant improvement in operating profit, largely reflecting lower impairment losses. The macroeconomic operating environment remained challenging, with low rates, high unemployment, a soft housing market, sluggish consumer activity and the continuing impact of legislative changes. However, the credit environment showed signs of improvement.

US Retail & Commercial has focused on its back-to-basics strategy; concentrating on core banking products and competing on service and product capabilities rather than price. This was supported by the four core Customer Commitments launched across the entire branch footprint last year. The division enhanced its mobile capabilities, launching an Android app along with an improved iPhone user experience, including a new person-to-person (P2P) payment application. Consumers also recognised Citizens Bank as within the top 10 US banks for corporate reputation in the 2012 American Banker survey, an increase of eight places from 2011.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)
In Q2 2012, Commercial Banking introduced its own four core Client Commitments, which were built around client feedback. Standard & Poor's recently recognised US Retail & Commercial's continued focus on strengthening and growing valued Commercial Banking client relationships as delivering results and providing differentiation from competitors based on the quality of ideas and solutions.

The reintegration of both Corporate Risk Solutions and Treasury Solutions into Commercial Banking has significantly strengthened the cross-sell of Treasury Solutions products as well as foreign exchange and derivatives hedging to the Commercial client base. Referrals increased by 25% for derivatives, 6% for foreign exchange services and 36% for cash management compared with the same period last year.

In Q2 2012, Citizens executed a referral partnership with Oppenheimer & Company to address the corporate finance needs of its Commercial Enterprise Banking and Middle Market clients. As a result, Commercial bankers are now able to offer their clients timely and relevant corporate finance solutions, including mergers & acquisitions, joint ventures, divestitures and common equity underwriting.

H1 2012 compared with H1 2011

•
US Retail & Commercial posted an operating profit of $523 million, up $140 million, or 37%, from H1 2011. Excluding the $138 million litigation settlement in Q1 2012 and the $62 million net gain on the sale of Visa B shares in Q2 2012, operating profit was up $216 million, or 56%, largely reflecting lower impairment losses due to an improved credit environment.

•	Net interest income was up $66 million, or 4%, driven by commercial loan growth, deposit pricing discipline and lower funding costs, partially offset by consumer loan run-off and lower asset yields.

•
Non-interest income was up $26 million, or 3%, reflecting the $75 million gain on Visa B shares and strong mortgage banking fees, significantly offset by lower security gains and a decline in debit card fees as a result of the Durbin Amendment legislation.

•
Citizens completed the sale of Visa B shares in June 2012 resulting in a net gain of $62 million consisting of a $75 million gain on sale and a $13 million litigation reserve associated with two outstanding lawsuits against Visa (and all Visa Class B owners).

•	The Durbin Amendment in the Dodd-Frank Act became effective 1 October 2011 and lowers the allowable interchange on debit transactions by approximately 50% to $0.23 - $0.24 per transaction.

•
Total expenses were up $163 million, or 9%, as Q1 2012 included a $138 million litigation settlement in a class action lawsuit relating to how overdraft fees were assessed on customer accounts prior to 2010. Citizens was one of more than 30 banks included in these class action lawsuits.

•
Excluding the litigation settlement and the $13 million litigation reserve related to the sale of Visa B shares, total expenses were up $12 million, largely reflecting a change in accrual methodology related to the annual incentive plan during H1 2011. This was partially offset by lower loan collection costs and the elimination of the Everyday Points rewards programme for consumer debit card customers.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

H1 2012 compared with H1 2011 (continued)

•	Impairment losses declined by $211 million, reflecting an improved credit environment as well as lower impairments related to securities.

•	Customer deposits were up 2% with strong growth achieved in checking balances. Consumer checking balances grew by 3% while small business checking balances grew by 8% over the year.

Q2 2012 compared with Q1 2012

•
Operating profit of $363 million, compared with $160 million in the prior quarter, an increase of $203 million. Excluding the Q1 2012 litigation settlement and the Q2 2012 net gain on the sale of Visa B shares, operating profit was broadly in line with Q1 2012.

•
Net interest income was in line with the prior quarter. Asset growth offset a decrease in net interest margin of 4 basis points to 3.02% reflecting lower asset yields, partially offset by lower funding costs.

•
Loans and advances were up $0.5 billion, or 1%, due to strong growth in commercial loan volumes partially offset by continued run-off of consumer loan balances reflecting reduced credit demand and the unwillingness to hold long term fixed rate products.

•	Non-interest income was up $102 million, or 25%, reflecting a $75 million gain on the sale of Visa B shares and securities gains of $26 million.

•
Excluding the $138 million litigation settlement and the $13 million litigation reserve associated with the sale of Visa B shares, total expenses were up $11 million, or 1%, largely reflecting a mortgage servicing rights impairment.

•	Impairment losses were up $12 million, although the credit environment remains broadly stable.

Q2 2012 compared with Q2 2011

•
Excluding the $62 million net gain on the sale of Visa B shares in Q2 2012, operating profit increased to $301 million from $233 million, an increase of $68 million, or 29%, substantially driven by lower impairment losses.

•
Total expenses were broadly in line with Q2 2011. Excluding the $13 million litigation reserve related to the sale of Visa B shares, total expenses fell $10 million primarily reflecting lower loan collection costs and the elimination of the Everyday Points rewards programme for consumer debit card customers.

Markets

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	56	62	32	24	6

Net fees and commissions receivable	200	388	73	127	181
Income from trading activities	2,465	2,741	917	1,548	924
Other operating income (net of related funding costs)	79	85	44	35	57

Non-interest income	2,744	3,214	1,034	1,710	1,162

Total income	2,800	3,276	1,066	1,734	1,168

Direct expenses
- staff	(967)	(1,203)	(423)	(544)	(476)
- other	(351)	(354)	(185)	(166)	(188)
Indirect expenses	(386)	(377)	(188)	(198)	(191)

	(1,704)	(1,934)	(796)	(908)	(855)

Operating profit before impairment losses	1,096	1,342	270	826	313
Impairment (losses)/recoveries	(21)	14	(19)	(2)	14

Operating profit	1,075	1,356	251	824	327

Of which:
Ongoing businesses	1,129	1,364	268	861	325
Run-off businesses	(54)	(8)	(17)	(37)	2

Analysis of income by product
Rates	1,217	1,036	416	801	287
Currencies	421	508	175	246	267
Asset backed products (ABP)	805	984	378	427	367
Credit markets	497	638	184	313	208
Investor products and equity derivatives	214	399	91	123	183

Total income ongoing businesses	3,154	3,565	1,244	1,910	1,312
Inter-divisional revenue share	(360)	(412)	(174)	(186)	(204)
Run-off businesses	6	123	(4)	10	60

Total income	2,800	3,276	1,066	1,734	1,168

Memo - Fixed income and currencies
Rates/currencies/ABP/credit markets	2,940	3,166	1,153	1,787	1,129
Less: primary credit markets	(303)	(417)	(132)	(171)	(188)

Total fixed income and currencies	2,637	2,749	1,021	1,616	941

Markets (continued)

Key metrics

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios (ongoing businesses)
Return on equity (1)	14.0%	17.1%	6.8%	21.1%	8.2%
Cost:income ratio	59%	57%	73%	50%	72%
Compensation ratio (2)	33%	35%	38%	29%	39%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances	53.7	50.5	6%	61.2	(12%)
Reverse repos	97.6	90.8	7%	100.4	(3%)
Securities	101.7	106.6	(5%)	108.1	(6%)
Cash and eligible bills	26.8	24.2	11%	28.1	(5%)
Other	22.2	27.7	(20%)	14.8	50%

Total third party assets (excluding derivatives mark-to-market)	302.0	299.8	1%	312.6	(3%)
Customer deposits (excluding repos)	34.3	34.6	(1%)	36.8	(7%)
Bank deposits (excluding repos)	50.7	46.2	10%	48.2	5%
Net derivative assets (after netting)	27.5	29.3	(6%)	37.0	(26%)
Risk-weighted assets	107.9	115.6	(7%)	120.3	(10%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Run-off businesses (1)	£m	£m	£m	£m	£m

Total income	6	123	(4)	10	60
Direct expenses	(60)	(131)	(13)	(47)	(58)

Operating loss	(54)	(8)	(17)	(37)	2

	30 June 2012	31 March 2012	31 December 2011
Run-off businesses (1)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	0.4	0.8	1.3

Note:

(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Markets (continued)

Key points
In both H1 2011 and H1 2012, Markets benefited from an initial surge in investor confidence, with H1 2012 helped by the increased liquidity provided in Q1 2012 by the ECB's Long Term Refinancing Operation (LTRO). In both periods, however, confidence fell away quickly, with the decline in H1 2012 being precipitated by heightened instability in peripheral European financial markets.

Trading conditions during Q2 2012 have been challenging, driven by renewed uncertainty in the Eurozone and slowing Chinese growth. Investor confidence and appetite for risk have declined, causing client volumes to weaken. This mirrors the conditions seen at the end of 2011 but contrasts with Q1 2012.

The difficult environment reinforces Markets' decision to restructure, announced in January of this year. The sale of the cash equities business in the Asia Pacific region has been announced and the remainder of cash equities is being efficiently wound down. Within the ongoing businesses the new structure has been largely cascaded through the front office - the division's focus remains the provision of a seamless service to clients within the context of the strategy to reduce the balance sheet.

H1 2012 compared with H1 2011

•	Operating profit of the ongoing businesses fell 17% as revenue generation weakened across a range of products.

	○	Currencies suffered from historically low levels of client activity.

○
Asset backed products were less affected by the loss of confidence in markets, though the Q1 2012 recovery in demand was weaker than in Q1 2011, leading to an overall decrease in revenue in H1 2012 compared with H1 2011.

	○	Credit and loan markets suffered from low origination activity as both issuers and investors lacked confidence and opportunity in difficult markets.
	○	Investor products and equity derivatives fell 46%, as issuer and redemption volumes remained weak.
•
Revenue in rates was 17% higher. However, the increase was partially driven by an improvement in counterparty exposure management, a c.£90 million gain in H1 2012 compared with a c.£40 million loss in H1 2011, despite high volatility in counterparty spreads and real rates.

•
The overall decline in expenses was driven by a focus on cost discipline (including a reduction in headcount within the ongoing businesses), the wind-down of the run-off businesses and a lower level of variable compensation. The compensation ratio in the ongoing businesses declined to 33%, compared with 35% in H1 2011.

Q2 2012 compared with Q1 2012

•	Markets' profitability was constrained by the difficult trading conditions during Q2 2012, despite a decrease in costs.

•	Rates fell from a strong Q1 2012 as a heightened level of risk aversion limited trading opportunities. In the swaps market, underlying rates flattened and asset spreads widened.

•
In currencies, client volume remained subdued. Earnings were affected by the uncertainty in the Eurozone and slowing Chinese growth, with the generally risk-averse market sentiment negatively affecting emerging markets in particular, as investors sought safe havens.

Markets (continued)

Key points

Q2 2012 compared with Q1 2012 (continued)

•
Asset backed products continued to perform strongly, benefiting from both strong client volumes and a robust trading performance, although markets were less buoyant than during Q1 2012. Asset prices remained firm, despite an increase in supply through a series of auctions by the New York Federal Reserve.

•
The credit market recovery in Q1 2012 was short lived. Conditions began to deteriorate in March and this continued into Q2 2012, exacerbating the traditionally slow April and limiting recovery thereafter. Although the UK corporate debt capital market business maintained its market-leading position, opportunities for origination activity were limited. Flow credit trading remained robust, although weaker than a strong Q1 2012.

•
Demand for investor products and equity derivatives remained weak. Client volumes remained well below 2011 levels amid unsettled equity markets, with UK volumes also affected by the impact of the Retail Distribution Review.

•
Total expenses fell by 12%. Cost discipline remained a central focus for the division, with further reductions compared with Q1 2012 reflecting the wind-down of run-off businesses and a reduction in variable compensation, reflecting lower revenue. Other costs increased as a result of additional legal expenses in the quarter.

•	Impairments in both Q1 2012 and Q2 2012 reflected a small number of individual provisions.

•	Third party assets were flat and remain on track to meet previously disclosed targets.

•	Risk-weighted assets fell, reflecting a continued focus on mitigation actions.

•	Return on equity for the ongoing businesses was 6.8% compared with 21.1% in Q1 2012.

Q2 2012 compared with Q2 2011

•	Operating profit of the ongoing businesses fell 18%, driven by lower revenue, partly offset by lower costs.

○
The increase in rates revenue reflected a positive contribution from counterparty exposure management, with a c.£70 million gain in Q2 2012 compared with a c.£30 million loss in Q2 2011, despite volatility in counterparty spreads and interest rates in the period.

	○	Flow currencies revenues held up well despite lower client volumes, but the currency options business had poor trading results.
	○	Investor products and equity derivatives fell sharply compared with the same period last year. Client activity declined significantly year on year.

•
Cost reduction measures introduced during 2011 have driven down discretionary expenditure. Staff costs have been reduced through headcount reductions in the ongoing businesses and the wind-down of the run-off businesses. Other costs in Q2 2012 were higher due to additional legal expenses.

•	A regulatory-led increase in risk-weighted assets in 2012 has been managed down through a range of mitigating actions, leading to a 10% reduction compared with 31 December 2011.

Direct Line Group

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Earned premiums	2,032	2,121	1,012	1,020	1,056
Reinsurers' share	(165)	(114)	(83)	(82)	(60)

Net premium income	1,867	2,007	929	938	996
Fees and commissions	(222)	(156)	(113)	(109)	(81)
Instalment income	62	70	31	31	35
Other income	30	62	14	16	27

Total income	1,737	1,983	861	876	977
Net claims	(1,225)	(1,488)	(576)	(649)	(704)

Underwriting profit	512	495	285	227	273

Staff expenses	(160)	(146)	(81)	(79)	(70)
Other expenses	(172)	(166)	(81)	(91)	(79)

Total direct expenses	(332)	(312)	(162)	(170)	(149)
Indirect expenses	(124)	(110)	(61)	(63)	(54)

	(456)	(422)	(223)	(233)	(203)

Technical result	56	73	62	(6)	70
Investment income	163	133	73	90	69

Operating profit	219	206	135	84	139

Analysis of income by product
Personal lines motor excluding broker
- own brands	820	878	409	411	438
- partnerships	62	130	31	31	57
Personal lines home excluding broker
- own brands	231	235	115	116	118
- partnerships	182	188	94	88	90
Personal lines rescue and other excluding broker
- own brands	91	92	46	45	46
- partnerships	89	94	47	42	48
Commercial	158	154	79	79	80
International	161	160	77	84	80
Other (1)	(57)	52	(37)	(20)	20

Total income	1,737	1,983	861	876	977

For the notes to this table refer to page 54.

Direct Line Group (continued)

Key metrics

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,816	3,931	3,816	3,827	3,931
- partnerships	319	474	319	322	474
Personal lines home excluding broker
- own brands	1,795	1,844	1,795	1,812	1,844
- partnerships	2,509	2,524	2,509	2,520	2,524
Personal lines rescue and other excluding broker
- own brands	1,798	1,932	1,798	1,803	1,932
- partnerships	7,895	7,577	7,895	7,493	7,577
Commercial	496	393	496	417	393
International	1,441	1,302	1,441	1,412	1,302
Other (1)	54	211	54	123	211

Total in-force policies (2)	20,123	20,188	20,123	19,729	20,188

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	776	798	378	398	408
- partnerships	69	73	32	37	36
Personal lines home excluding broker
- own brands	222	229	112	110	117
- partnerships	263	273	127	136	135
Personal lines rescue and other excluding broker
- own brands	88	86	45	43	44
- partnerships	86	82	45	41	42
Commercial	230	232	123	107	120
International	306	303	133	173	134
Other (1)	2	(5)	1	1	(2)

Total gross written premium	2,042	2,071	996	1,046	1,034

For the notes to this table refer to page 54.

Direct Line Group (continued)

Key metrics (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on tangible equity (3)	10.1%	9.5%	13.4%	7.4%	12.9%
Loss ratio (4)	66%	74%	62%	69%	71%
Commission ratio (5)	12%	8%	12%	12%	8%
Expense ratio (6)	24%	21%	24%	25%	20%
Combined operating ratio (7)	102%	103%	98%	106%	99%

Balance sheet
Total insurance reserves - (£m) (8)			8,184	8,132	7,557

Notes:

(1)	'Other' predominantly consists of the personal lines broker business and from Q1 2012 business previously reported in Non-Core.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)	Return on tangible equity is based on annualised operating profit after tax divided by average tangible equity adjusted for dividend payments.
(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by net premium income.
(6)	Expense ratio is based on expenses divided by net premium income.
(7)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(8)	Consists of general and life insurance liabilities, unearned premium reserve and liability adequacy reserve. Q1 2012 includes business previously reported in Non-Core.

Key points
Direct Line Group continues to make good progress with improved loss ratios and stabilisation of in-force policies demonstrating that the transformation plan is effective.

Operating profit for H1 2012 of £219 million was 6% higher than H1 2011. Operating profit of £135 million for Q2 2012 was 61% higher than Q1 2012 but in line with Q2 2011. Q2 2012 included Home weather claims of approximately £40 million worse than expected for a summer quarter following the wettest April to June period since UK meteorological records began. This was more than offset by significant releases from reserves held against prior year claims across the portfolio. Reserve releases were in part attributable to benefits arising from Direct Line Group's claims transformation programme reflecting significant investment since 2010.

In 2012, Direct Line Group has made significant progress in developing its distribution capabilities. It has renewed or expanded partnership agreements that represent a substantial portion of its portfolio, especially in its home segment. The agreement with Sainsbury's to provide motor insurance to its customers is now in its second year and was recently extended to provide home insurance. Furthermore, Direct Line Group is in the process of agreeing terms with the UK Retail division for an arm's length, five year distribution agreement for the continued provision of general insurance products after the divestment.

Following launch on comparethemarket.com, Churchill and Privilege motor insurance products are now available on all four major price comparison websites in the UK. This move reinforces Direct Line Group's multi-channel distribution strategy.

Direct Line Group (continued)

Key points (continued)
Execution of Direct Line Group's clear strategic plan continues with further developments in its pricing capability, embedding peril level technical pricing models for Home and developing price optimisation for Motor. Within claims management, and following rigorous pilot testing, a number of claims initiatives were implemented and the benefits are beginning to emerge. Claims inflation in small bodily injury claims has reduced and together with lower litigation rates has contributed to higher reserve releases from estimates for prior year claims.

In-force policies of 20.1 million were up 2% in the quarter and 4% since the start of the year. The main growth was in Rescue and other personal lines due to an increase in travel policies from packaged bank accounts. Within Motor, in-force policies were stable marking a stabilisation in the portfolio following a period of de-risking and business exits during the period 2009 to 2011. The Motor market remained competitive with prices broadly stable in H1 2012.

Commercial income was slightly higher than the equivalent period for 2011. In-force policies continued to increase due to growth in Direct Line for Business.

International consolidated its position during the first half of 2012, although reported gross written premium was adversely affected by foreign exchange rates. This followed a period of strong growth in 2010 and 2011. Operating profit in the quarter improved, partially as a result of releases in prior year claims reserves. International continues to benefit from its multi-channel distribution model including partnerships.

In line with its strategic business transformation plan, Direct Line Group has identified further initiatives to realise £100 million of gross annual cost and claims savings by the end of 2014(1), with one-off restructuring costs, for all cost saving initiatives, expected to be c.£100 million. The initiatives include reducing administration costs in central functions and improving marketing efficiency.

Direct Line Group supports the current regulatory reviews and initiatives announced by the UK Government, the Ministry of Justice, the Office of Fair Trading and others in relation to the motor insurance industry. It is actively engaged with the major stakeholders, and supports the introduction of a coherent set of reforms.

Direct Line Group also made further progress in optimising its capital structure during the first six months of 2012. On 27 April 2012, £500 million of Tier 2 subordinated debt was raised following publication of inaugural credit ratings from both Standard and Poor's and Moody's Investor Services. In addition, a £500 million dividend was paid to RBS Group on 6 June 2012, a total of £800 million for H1 2012. At 30 June 2012, shareholders' equity was £2.9 billion, with tangible shareholders' equity of £2.6 billion.

Direct Line Group continues to be well capitalised, with an estimated Insurance Group's Directive (IGD) coverage ratio of 299%.

Investment markets remained challenging with continued low yields. Direct Line Group continues to manage its investment portfolios carefully, with portfolios composed primarily of cash, investment grade corporate bonds and gilts. At 30 June 2012, exposure to peripheral Eurozone debt was £51 million, less than 1% of the portfolio, comprising non-sovereign debt issued in Ireland, Italy and Spain. During the quarter Direct Line Group invested c.£400 million in US dollar corporate credit, hedged back to Sterling, through leading global third party asset managers.

(1)	Cost savings expected to be recognised in operating expenses and claims handling expenses.

Direct Line Group (continued)

Key points (continued)

Separation update
From 1 July 2012, Direct Line Group is operating on a substantially standalone basis with independent corporate functions and governance following successful execution of a comprehensive programme of initiatives. During H1 2012, these included: launching a new corporate identity, confirming further senior management appointments, appointing a chairman, agreeing and issuing new terms and conditions for staff, implementing independent HR systems and making progress on an arm's length transitional services agreement with RBS Group for residual services.

Overall, Direct Line Group continues to deliver on the transformation required to fulfil its aim to be Britain's best retail general insurer.

H1 2012 compared with H1 2011

•
Operating profit of £219 million was £13 million, 6% higher than H1 2011 despite the impact of Home weather claims of c.£50 million more than expected, versus benign conditions in H1 2011. The result reflected stable underlying business performance in a competitive market.

•	Gross written premium of £2,042 million was broadly flat compared with H1 2011 in a competitive market.

•
Total income decreased by £246 million, predominantly driven by lower earned premiums following planned volume reduction on Motor and the exit of the personal lines Broker business. H1 2012 included commissions payable relating to business previously reported within Non-Core. Other income decreased by £32 million due to the loss of Tesco Personal Finance tariff income and reduced supply chain income, linked to lower claims volumes.

•
Net claims of £1,225 million were £263 million, 18%, lower than the same period last year driven by a combination of reduced exposure, exit of the personal line Broker business, tight underwriting discipline and prior year reserve releases partly attributable to the claims transformation programme. This was partly offset by adverse weather experienced in H1 2012.

•
Direct expenses increased by £20 million, mainly driven by the phasing of marketing expenditure in Q1 2012, and increased head office expenses as Direct Line Group prepares for separation from RBS Group.

•
Investment income was up £30 million, 23%, due to the inclusion of income from investments from business previously reported in Non-Core, together with investment gains arising from portfolio management initiatives, partially offset by lower yields and interest on the recent Tier 2 debt issued.

•
Total in-force policies remained relatively stable despite a competitive market. The decline in Motor was mainly due to termination of previous partnership arrangements and the exit of unprofitable business, partially offset by the commencement of the Sainsbury's partnership. The decline was largely offset by growth in International and Personal Lines Rescue and other.

Direct Line Group (continued)

Key points (continued)

Q2 2012 compared with Q1 2012

•
Operating profit of £135 million was £51 million, 61% higher, reflecting lower expenses, and the benefit of releases of reserves from prior years across most products. This was partially offset by lower investment income.

•	Gross written premium of £996 million was £50 million, 5% lower primarily due to seasonality on the International book where a significant proportion of the business is written on 1 January each year.

•	Total income of £861 million was £15 million, 2%, lower, primarily driven by reduced earned premium on International and higher commissions payable on business previously reported within Non-Core.

•	Net claims fell by £73 million, 11%, to £576 million, largely reflecting reserve releases from prior years.

•	Total direct expenses of £162 million were £8 million, 5%, lower, predominantly due to higher marketing expenditure in Q1 2012.

•	Investment income of £73 million declined by £17 million, 19%, mainly as a result of lower yields combined with interest on the Tier 2 debt issued in April 2012.

Q2 2012 compared with Q2 2011

•	Operating profit of £135 million was £4 million, 3%, lower compared with Q2 2011 as Q2 2012 included claims for adverse weather of £40 million more than expected.

•	Gross written premium declined by £38 million, 4%, due to the impact of de-risking in Motor during 2011 and competitive market conditions.

•
Total income decreased by £116 million, 12%, to £861 million, as a result of lower earned premiums following a managed reduction in volumes on Motor and run-off of personal lines Broker, together with higher commissions payable relating to business previously reported within Non-Core.

•
Net claims fell £128 million, 18%, as a result of reduced exposure, particularly on Motor, together with prior year reserve releases. Home was affected by adverse weather experienced in the quarter compared with benign conditions experienced during Q2 2011.

•	Total direct expenses increased by £13 million, 9%, as a result of increased head office expenses in preparation for separation from RBS Group.

•
Investment income increased by £4 million, 6%, as a result of investment gains arising from portfolio management initiatives, including those relating to the business previously reported in Non-Core. These gains were largely offset by lower investment yields in 2012 and interest associated with the Tier 2 debt issued in April 2012.

Central items

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Central items not allocated	(176)	24	(32)	(144)	56

Note:

(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

H1 2012 compared with H1 2011

•	Central items not allocated represented a debit of £176 million, a deterioration of £200 million compared with H1 2011.

•
The movement was driven in part by a £125 million provision, taken in Q2 2012, for costs relating to the technology incident that affected the Group's systems in June 2012. The provision is principally to cover customer redress. A break down of the provision by division is provided on the next page.

•
A provision of £50 million has also been recognised for redress in respect of interest rate hedging products. This follows the agreement reached with the FSA in June 2012 by a number of banks, including the Group, to carry out a review of sales of interest rate hedging products since 1 December 2001 to small and medium sized customers.

Q2 2012 compared with Q1 2012

•	Central items not allocated represented a debit of £32 million, an improvement of £112 million compared with Q1 2012.

•
The movement was due to increased available-for-sale bond disposals and unallocated volatility costs in Group Treasury, partially offset by the £125 million provision for the costs of redress following the technology incident.

Q2 2012 compared with Q2 2011

•	Central items not allocated represented a debit of £32 million, a deterioration of £88 million compared with Q2 2011.

•
The movement was driven primarily by the £125 million provision for the technology incident in Q2 2012, and the provision for redress partially offset by unallocated volatility costs in Group Treasury.

Central items (continued)

Technology incident - costs of redress
The following table provides an analysis by division of the estimated costs of redress following the technology incident in June 2012. These costs are included in Central items above and include waiver of interest and other charges together with other compensation payments all of which are reported in expenses. Additional costs may arise once all redress and business disruption items are clear and a further update will be given in Q3.

Total
£m

UK Retail	35
UK Corporate	36
International Banking	21
Ulster Bank	28
Group Centre	5

125

Non-Core

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	201	525	86	115	273

Net fees and commissions	60	94	29	31	47
(Loss)/income from trading activities	(401)	(68)	(131)	(270)	230
Insurance net premium income	-	233	-	-	95
Other operating income
- rental income	301	398	133	168	206
- other (1)	109	219	(116)	225	115

Non-interest income/(loss)	69	876	(85)	154	693

Total income	270	1,401	1	269	966

Direct expenses
- staff	(151)	(200)	(80)	(71)	(109)
- operating lease depreciation	(152)	(174)	(69)	(83)	(87)
- other	(87)	(137)	(46)	(41)	(68)
Indirect expenses	(135)	(147)	(67)	(68)	(71)

	(525)	(658)	(262)	(263)	(335)

Operating (loss)/profit before other operating charges and impairment losses	(255)	743	(261)	6	631
Insurance net claims	-	(218)	-	-	(90)
Impairment losses	(1,096)	(2,486)	(607)	(489)	(1,411)

Operating loss	(1,351)	(1,961)	(868)	(483)	(870)

Note:

(1)	Includes gains/(losses) on disposals (H1 2012 - £143 million gain; H1 2011 - £54 million loss; Q2 2012 - £39 million loss; Q1 2012 - £182 million gain; Q2 2011 - £20 million loss).

Non-Core (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	60	1,374	(117)	177	818
International businesses	161	218	76	85	137
Markets	49	(191)	42	7	11

Total income	270	1,401	1	269	966

(Loss)/income from trading activities
Monoline exposures	(191)	(197)	(63)	(128)	(67)
Credit derivative product companies	(7)	(61)	31	(38)	(21)
Asset-backed products (1)	68	102	37	31	36
Other credit exotics	(49)	(160)	(69)	20	8
Equities	2	(1)	3	(1)	(2)
Banking book hedges	(22)	(38)	(22)	-	(9)
Other	(202)	287	(48)	(154)	285

	(401)	(68)	(131)	(270)	230

Impairment losses
Banking and portfolios	1,190	2,463	706	484	1,405
International businesses	25	35	14	11	15
Markets	(119)	(12)	(113)	(6)	(9)

Total impairment losses	1,096	2,486	607	489	1,411

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (2)
Banking and portfolios	3.6%	5.3%	4.2%	2.8%	6.1%
International businesses	3.0%	2.3%	3.4%	2.1%	1.9%
Markets	(2.6%)	(0.7%)	(4.4%)	(0.8%)	(1.2%)

Total	3.6%	5.2%	4.2%	2.7%	6.0%

Notes:

(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes disposal groups.

Non-Core (continued)

Key metrics

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Net interest margin	0.28%	0.77%	0.24%	0.31%	0.83%
Cost:income ratio	194%	47%	nm	98%	35%
Adjusted cost:income ratio	194%	56%	nm	98%	38%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives) (1)	72.1	83.3	(13%)	93.7	(23%)
Total third party assets (including derivatives)	80.6	91.8	(12%)	104.7	(23%)
Loans and advances to customers (gross) (2)	67.7	72.7	(7%)	79.4	(15%)
Customer deposits (2)	2.9	3.1	(6%)	3.5	(17%)
Risk elements in lending (2)	23.1	23.5	(2%)	24.0	(4%)
Risk-weighted assets (1)	82.7	89.9	(8%)	93.3	(11%)

nm = not meaningful

Notes:

(1)
Includes RBS Sempra Commodities JV (30 June 2012 third party assets, excluding derivatives (TPAs) nil, RWAs £1.0 billion, 31 March 2012 TPAs nil, RWAs £1.0 billion, 31 December 2011 TPAs £0.1 billion, RWAs £2.4 billion).

(2)	Excludes disposal groups.

	30 June 2012	31 March 2012	31 December 2011
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	66.3	70.8	77.3
International businesses	1.4	1.9	2.0
Markets	-	-	0.1

	67.7	72.7	79.4

Risk-weighted assets
Banking and portfolios	64.4	66.1	64.8
International businesses	2.9	3.8	4.1
Markets	15.4	20.0	24.4

	82.7	89.9	93.3

Third party assets (excluding derivatives)
Banking and portfolios	63.5	73.2	81.3
International businesses	2.2	2.7	2.9
Markets	6.4	7.4	9.5

	72.1	83.3	93.7

Non-Core (continued)

Third party assets (excluding derivatives)

	31 March 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2012
Quarter ended 30 June 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	29.1	(1.2)	(0.2)	-	(0.4)	(0.4)	26.9
Corporate	40.1	(1.7)	(5.9)	0.5	(0.2)	-	32.8
SME	1.9	(0.3)	(0.1)	0.1	-	-	1.6
Retail	4.2	(0.3)	-	0.1	(0.1)	0.1	4.0
Other	0.6	(0.2)	-	-	-	-	0.4
Markets	7.4	(0.7)	(0.5)	-	0.1	0.1	6.4

Total (excluding derivatives)	83.3	(4.4)	(6.7)	0.7	(0.6)	(0.2)	72.1

	31 December 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2012
Quarter ended 31 March 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	31.5	(1.5)	(0.4)	0.1	(0.4)	(0.2)	29.1
Corporate	42.2	(0.8)	(1.1)	0.4	(0.1)	(0.5)	40.1
SME	2.1	(0.3)	-	0.1	-	-	1.9
Retail	6.1	(0.2)	(1.6)	-	-	(0.1)	4.2
Other	1.9	(1.2)	-	-	-	(0.1)	0.6
Markets	9.8	(0.2)	(2.1)	0.1	-	(0.2)	7.4

Total (excluding derivatives)	93.6	(4.2)	(5.2)	0.7	(0.5)	(1.1)	83.3
Markets - RBS Sempra Commodities JV	0.1	(0.1)	-	-	-	-	-

Total (1)	93.7	(4.3)	(5.2)	0.7	(0.5)	(1.1)	83.3

	31 March 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2011
Quarter ended 30 June 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	38.7	(1.1)	(0.3)	0.2	(1.3)	0.4	36.6
Corporate	56.0	(2.6)	(4.0)	0.6	-	0.4	50.4
SME	3.1	(0.4)	-	-	-	-	2.7
Retail	8.3	(0.2)	-	-	(0.1)	-	8.0
Other	2.5	(0.2)	-	-	-	-	2.3
Markets	12.3	(0.7)	(0.4)	0.3	-	-	11.5

Total (excluding derivatives)	120.9	(5.2)	(4.7)	1.1	(1.4)	0.8	111.5
Markets - RBS Sempra Commodities JV	3.9	(0.5)	(2.2)	-	-	(0.1)	1.1

Total (1)	124.8	(5.7)	(6.9)	1.1	(1.4)	0.7	112.6

Note:

(1)	No disposals have been signed as at 30 June 2012 (31 March 2012 - £5 billion; 30 June 2011 - £2 billion).

Non-Core (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	-	4	-	-	1
Personal	3	-	1	2	3

Total UK Retail	3	4	1	2	4

UK Corporate
Manufacturing and infrastructure	14	47	7	7	47
Property and construction	78	49	23	55	36
Transport	14	46	16	(2)	26
Financial institutions	(2)	4	(3)	1	1
Lombard	22	43	12	10	25
Other	17	57	11	6	46

Total UK Corporate	143	246	66	77	181

Ulster Bank
Commercial real estate
- investment	136	384	52	84	161
- development	262	1,313	120	142	810
Other corporate	51	113	17	34	6
Other EMEA	6	11	2	4	5

Total Ulster Bank	455	1,821	191	264	982

US Retail & Commercial
Auto and consumer	20	37	11	9	12
Cards	4	(10)	(1)	5	(3)
SBO/home equity	62	111	44	18	58
Residential mortgages	7	10	4	3	6
Commercial real estate	(1)	30	2	(3)	11
Commercial and other	(7)	(9)	(3)	(4)	(6)

Total US Retail & Commercial	85	169	57	28	78

International Banking
Manufacturing and infrastructure	5	(8)	(1)	6	(6)
Property and construction	322	322	236	86	217
Transport	147	(7)	134	13	(1)
Telecoms, media and technology	27	23	11	16	34
Banks and financial institutions	(114)	(38)	(102)	(12)	(39)
Other	23	(47)	14	9	(39)

Total International Banking	410	245	292	118	166

Other
Wealth	-	-	1	(1)	(1)
Central items	-	1	(1)	1	1

Total Other	-	1	-	-	-

Total impairment losses	1,096	2,486	607	489	1,411

Non-Core (continued)

	30 June 2012	31 March 2012	31 December 2011
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	-	-	1.4
Personal	0.1	0.1	0.1

Total UK Retail	0.1	0.1	1.5

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.1
Property and construction	4.3	4.8	5.9
Transport	4.1	4.3	4.5
Financial institutions	0.6	0.6	0.6
Lombard	0.7	0.9	1.0
Other	6.9	7.0	7.5

Total UK Corporate	16.7	17.7	19.6

Ulster Bank
Commercial real estate
- investment	3.7	3.7	3.9
- development	7.7	8.0	8.5
Other corporate	1.6	1.7	1.6
Other EMEA	0.4	0.4	0.4

Total Ulster Bank	13.4	13.8	14.4

US Retail & Commercial
Auto and consumer	0.6	0.8	0.8
Cards	0.1	0.1	0.1
SBO/home equity	2.3	2.4	2.5
Residential mortgages	0.5	0.5	0.6
Commercial real estate	0.7	0.9	1.0
Commercial and other	0.2	-	0.4

Total US Retail & Commercial	4.4	4.7	5.4

International Banking
Manufacturing and infrastructure	5.4	5.8	6.6
Property and construction	14.3	15.4	15.3
Transport	2.0	2.4	3.2
Telecoms, media and technology	0.7	0.7	0.7
Banks and financial institutions	5.3	5.7	5.6
Other	5.4	6.4	7.0

Total International Banking	33.1	36.4	38.4

Other
Wealth	0.2	0.2	0.2
Central items	(0.2)	(0.3)	(0.2)

Total Other	-	(0.1)	-

Gross loans and advances to customers (excluding reverse repurchase agreements)	67.7	72.6	79.3

Non-Core (continued)

Key points
Non-Core continues to make significant progress towards exiting approximately 85% of the portfolio by the end of 2013. In Q2 2012 third party assets fell to £72 billion, a reduction of £11 billion during the quarter and an overall reduction to date of 72%. The successful completion of the disposal of the RBS Aviation Capital business contributed c£5 billion of the Q2 2012 reduction and c£2 billion of the risk-weighted asset reduction.

Risk-weighted assets were reduced by £7 billion during Q2 2012 as the division continued to focus on run-off, disposals and reducing exposure to capital intensive positions.

H1 2012 compared with H1 2011

•	Third party assets of £72 billion were £41 billion lower than H1 2011 reflecting disposals of £22 billion and run-off of £17 billion.

•
Risk-weighted assets decreased by £42 billion principally reflecting the restructuring on monoline exposures in 2011, totalling £17 billion, and associated market risk reductions of £7 billion. Sales and run-off reduced risk-weighted assets by a further £16 billion.

•	Non-Core operating loss decreased from £1,961 million in H1 2011 to £1,351 million in H1 2012. Lower impairments and costs were partially offset by a fall in income.

•
Impairments in H1 2012 of £1,096 million were £1,390 million favourable to H1 2011, reflecting substantial provisioning in respect of development land values in the Ulster Bank portfolio during the first half of 2011.

•	Costs fell by £133 million as the division continued to contract and headcount reduced. At the end of H1 2012, headcount totalled approximately 3,800, a decrease of 40% since June 2011.

•
Income declined by £1,131 million with continued run-down of the balance sheet reducing income streams by £654 million. H1 2011 included gains on a number of securities arising from restructured assets totalling approximately £500 million, not repeated in H1 2012.

Q2 2012 compared with Q1 2012

•	An operating loss of £868 million in Q2 2012 was £385 million higher than the previous quarter.

•
Trading losses in Q2 2012 were £139 million favourable to Q1 2012 as significant losses on disposal of trading positions in the first quarter were not repeated. This was partially offset by higher dealing losses as market conditions deteriorated.

•
Other income decreased by £341 million in Q2 2012 due to negative equity valuation movements of £147 million as well as losses on disposal of £39 million compared with gains of £182 million in Q1 2012.

•	Impairment losses increased by £118 million during Q2 2012 largely reflecting one significant provision within the Project Finance portfolio.

Non-Core (continued)

Key points (continued)

Q2 2012 compared with Q1 2012 (continued)

•	Third party assets fell by £11 billion to £72 billion in Q2 2012 reflecting disposals of £7 billion and run-off of £4 billion.

•
Risk-weighted assets decreased by £7 billion resulting from sales and run-off of £6 billion, market risk movements of £2 billion and the £2 billion impact of derivative restructuring. These reductions were partially offset by adverse foreign exchange and mark-to-market movements of £2 billion and credit model changes.

Q2 2012 compared with Q2 2011

•
The Q2 2012 operating loss of £868 million was broadly flat. Impairment losses fell significantly compared with Q2 2011, driven by a £789 million decrease in charges in relation to the Ulster Bank portfolio. Costs were £73 million lower as the division continued to run down and headcount reduces.

•
Income declined by £965 million as continuing run-off and disposal activity reduced revenue streams by £355 million. Trading revenues and other income in Q2 2011 included gains on a number of securities arising from restructured assets, totalling approximately £500 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary